ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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January 11, 2022

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

Offering Statement on Form 1-A

Filed September 17, 2021

File No. 024-11645

Dear Mr. Regan:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s letter of December 28, 2021.

Amended Offering Statement on Form 1-A filed December 1, 2021

General

1. We note your revisions in response to prior comment 1; however, it remains unclear how you determined that this is not a delayed offering. We note your revised disclosure that you reserve the right to reject any investor’s subscription if it is determined that an investor is not a “qualified purchaser” for purposes of Regulation A. Please address clearly whether you may reject a subscription for any other reason. On page 8 you continue to reserve the right to reject any subscription, for any reason at any time prior to a closing. Also, clarify how much time you will have to determine following receipt of a subscription to accept or reject such subscription, and determine whether an investor is a qualified purchaser under Regulation A for each initial closing of a series and any subsequent closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. It continues to appear that you have an undetermined time to process subscription requests and can reject a subscription for any reason at any time. Please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

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Please note revisions made to the latest submission in response to this comment. The issuer’s position is that this is a continuous offering, and not a delayed offering, as set forth in more detail below. Addressing specific points in the comment,

a. Language has been added clarifying that the issuer will only reject an investor’s subscription if it is determined that the investor is not a “qualified purchaser” for purposes of Regulation A.

b. The term “only” has been added on page 8 to disclose that the issuer reserves the right to reject any subscription only if an investor is not a “qualified purchaser” for purposes of Regulation A. This revision eliminates any interpretation that the disclosures would allow the issuer to reject an investor “for any reason,” which was not the intent.

c. To clarify how much time, following receipt of a subscription, the issuer will have to determine whether an investor is a qualified purchaser under Regulation A for each initial closing of a series and any subsequent closing, language has been added to the section entitled How to Subscribe indicating that once a fully completed application to subscribe has been received, and payment has been received into escrow, the Managing Member will have 10 business days to determine whether an investor is a qualified purchaser for purposes of accepting or rejecting said subscription.

d. All language that could have been interpreted to allow the issuer to terminate an offering at any time prior to an initial closing has been deleted from the latest filing. All language that could have been interpreted to allow the issuer to have an undetermined time to process subscription requests has been modified as set out above to provide specific timelines.  All language that could have been interpreted to allow the issuer to reject a subscription for any reason at any time has been deleted.

Based on the revisions, there is nothing about the subscription process or in the Offering Circular that could be interpreted to categorize these offerings as delayed offerings.  The offerings will commence after qualification and the securities will be continuously offered from that point until the offering is fully subscribed or terminated as set out in the filing.

Description of Gravity Series, page 75

2. We note your response to our prior comment 4 in our letter dated October 14, 2021 and your indication that you do not yet deem the acquisition of the Gravity Project LLC as a “probable” event as defined in the ASC Master Glossary, and therefore the inclusion of audited Gravity Project LLC financial statements are not required per Rule 3-14(a)(1)(ii) of Regulation S-X. However, it appears that the acquisition should be

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

considered probable in light of the guidance in FRC 506.02(c)(ii) and the fact that the primary purpose of your offering is to use the funds procured from the sale of the Gravity Series shares to acquire a 95% joint venture interest in Gravity Project LLC. FRC 506.02(c)(ii) states that an acquisition is considered “probable” whenever the company’s financial statements alone would not provide investors with adequate financial information with which to make an investment decision. Please advise.

On Monday, January 3, 2022, the issuer terminated the agreement related to the Gravity property and has removed all mentions of the Gravity Series from the latest filing. Accordingly, the comments relating to the Gravity Series are now moot.

3. Furthermore, we note your response indicates that Gravity commenced operations during 2019 and endured a global pandemic during lease up and therefore audited financial statements would not be reflective of the value of the investment. Please provide a more detailed analysis to us that elaborates on the impact the global pandemic had on the historical operations of this property. Also, please tell us the occupancy rates for the

Gravity property for the last quarter of 2019 and each quarter in 2020 so that we may better understand the ramp up period.

The issuer has terminated the agreement related to the Gravity property and has removed all mentions of the Gravity Series from the latest filing.  Accordingly, the comments relating to the Gravity Series are now moot.

4. Finally, we note your response indicates City Park Quad (Columbus) series property was not operational as of the date of the filing. Please clarify if this property has a leasing history.

The property as it stands today, and as it will be offered as part of this filing, does not have a relevant leasing history. The issuer’s position is that inclusion of any prior leasing of the property prior to the proposed redevelopment would be misleading and confusing.

Rule 3-14 defines a real estate operation as a business that generates substantially all of its revenue through the leasing of real property. Whether the rule applies to a property depends on an evaluation of its rental history. The Commission has stated that it is not necessary to apply Rule 3-14 to a property that has less than three months of history (e.g., newly constructed properties, previously owner-occupied properties).

The Commission also states that an issuer can omit the financial statements of a property that will be demolished and replaced with a new rental property, regardless of its rental history. However, the issuer should explain the basis for omission of the financial statements within the relevant filing.

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

The City Park Quad (Columbus) Series is an existing property that is being redeveloped from a fourplex apartment with long term tenants into four short term AirBNB rentals.  At the time the issuer entered into a membership interest purchase agreement, the property had one legacy rental tenant who will not be renewing their lease when it expires and the nature and economic terms of this legacy rental tenant are completely different from the proposed use following redevelopment.  The property was purchased on May 10, 2021 for $500,000 by the issuer’s JV partner BSH RE SUB SIX LLC and BSH RE HOLD LLC to redevelop and transform the property to a new short term rental business. At the time of purchase, the issuer had no business relationship with seller, BSH RE SUB SIX LLC, BSH RE HOLD LLC, or any of its members or partners, or anyone related to the asset in any way. The issuer had no contact with the previous owners and has no access to any rental history that precedes the purchase in 2021, and the issuer did not deem the previous financial history to be relevant to the go-forward business plan following redevelopment.

The property is still undergoing substantial renovation as part of the redevelopment and will not begin planned operations until Q1 2022.  The extensive renovations include both interior and exterior work, including full kitchen and bathroom replacements; electrical work, HVAC and window replacement; significant drywall and floor replacement; and exterior wood repair and paint. Renovation costs will exceed $150,000, a number equal to 30% of the purchase price, reflecting that the property is being completely renovated and repositioned. No relevant rental history as a short-term rental property exists for this property as it has not been previously used for this purpose.  Delta 5 Management conducted due diligence and an assessment of the property in October 2021.  The material conclusions of this assessment are included in the Description of Business, and the Risks, and the Opportunities sections of the offering circular.

Plan of Distribution, page 145

5. We substantially reissue prior comment 3. We continue to note that the company may undertake one or more closings. We also note that an investor’s subscription is irrevocable. Please explain to us in more detail how the subsequent closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the subsequent closings, such as how often they will occur, how long a subsequent closing will take and when subscriptions will be accepted or rejected.

Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

As discussed above, the issuer has revised the offering circular to provide further clarity relating to the processing and timing of investor subscriptions.  These revisions make clear that upon qualification of a series, investors will be continuously offered subscriptions until the series offering is fully subscribed or terminated as set forth in the offering.  Our intent is to provide clarification that nothing about this offering should be construed as a “delayed” offering.  Each series offering relates to a specific property and represents a specific identified investor opportunity.  The pricing and other offering terms will not change following qualification (and the issuer is not conducting a “shelf” offering in any respect).  Once a subscription is accepted (which, as noted above, is only conditioned on appropriate verification of “qualified purchaser” status under Regulation A), the investor’s money will be placed in escrow as set forth in the offering circular.  Thereafter, the only condition is whether sufficient subscriptions are received to satisfy the associated minimum subscription level for an initial closing (if applicable, as in the case of City Park Quad (Columbus) Series).  In this way, the offering is no different than any other “minimum maximum” offering.

For Empire Series (which has no associated minimum subscription level) the offering circular has been revised to provide that the first closing will occur within 30 days of qualification.  In addition, issuer has added further clarity to the offering circular regarding timing of subsequent closings, which will be conducted on a monthly basis until the maximum subscription level is achieved.

We are hopeful that these revisions will eliminate any residual concerns regarding the continuous nature of the series offerings.

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com